ORBIS

03007065

Warszaw , 2003-02-10

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
FEB 24 2003
WASH. D.C. 165 SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 2/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/4

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

82-5025

Current report no 2/2003 dated February 7, 2003.

The Management Board of "Orbis" S.A. hereby conveys the information delivered on February 6, 2003, by ACCOR S.A. with its registered office in Evry, France:

"Notice
Pursuant to Article 147 of the Act of August 21, 1997, on Public Trading in Securities (hereinafter, the "Act"), the company Accor S.A. having its registered office in Evry, France (hereinafter, "Accor") hereby informs that on February 3, 2003, Accor acquired 1,000,000 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.1702% of the aggregate number of shares in the company's equity. Acquisition of shares took place in an off-session transaction at the Warsaw Stock Exchange on January 29, 2003.

At present, Accor holds in aggregate 13,519,251 shares in Orbis S.A. that jointly constitute around 29.3406% of its share capital and represent 13,519,251 votes at the General Assembly of Orbis Shareholders and 29.3406% of the total number of votes at the said Assembly.

Accor does not have the status of a controlling shareholder (*literally: a dominant entity*) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.

Furthermore, Accor hereby informs that Accor, Globe Trade Centre (hereinafter, "GTC") with its registered office in Warsaw and REIB International Holdings Limited with its registered office in London, Great Britain, (hereinafter, "REIB") are a party to the Orbis S.A. privatization agreement concluded with the State Treasury on July 26, 2000 (hereinafter, the "Privatization Agreement"). Accor has announced the execution of this Agreement several times in its previous notices, particularly in the notice delivered on August 9, 2002. The Privatization Agreement does not constitute an agreement between Accor, GTC and REIB, the subject matter of which would consist in a unison exercise of voting rights held in Orbis shares by these companies.

On behalf of Accor
Jean-Philippe Savoye
Plenipotentiary"